UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 October 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Momentum grows for major postal operators backing EU liberalisation plan

17 October 2006

TNT Logistics signs a new contract with Infoglobo

18 October 2006

17 October 2006

Momentum grows for major postal operators backing EU liberalisation plan

For the first time, the Chief Executive Officers of five major postal operators representing 60 percent of postal mail volume in Europe gather in Brussels to demonstrate that postal market liberalisation is already working in their countries and that they are ready for full market opening in 2009.

On the eve of the debate over postal opening, Deutsche Post (Germany), Posten AB (Sweden), Suomen Posti Oyj (Finland), TNT (The Netherlands) and Royal Mail (UK) are joined by Charlie McCreevy, Commissioner for Internal Market and Services, Jürgen R. Thumann, President of the Federation of German Industries (BDI), and Paul R. Kleindorfer, Professor at INSEAD and the Wharton School of the University of Pennsylvania.

In this joint event taking place in Brussels today, the group intends to demonstrate that full market opening must take place in 2009 to allow postal operators to benefit from changes that are shaking the global communications market. It must be seen as an opportunity to restructure organisations for increased operational, service efficiency and customer-orientation. Furthermore, a modern and flexible universal service to the benefit of residential and small business users can be maintained in an open market.

The group fully supports the Commission’s aim to complete the internal market for postal services and is able to use concrete examples to demonstrate that different situations in different countries all show successful and promising results. Key points from the presentation include:

•	There are tangible benefits to market opening – innovation, better services

Peter Bakker, CEO of TNT, said: “We are demonstrating in our home market and abroad that in postal services, external threats are turned into business opportunities, opportunities to create new services by being innovative, to improve efficiency levels and to develop better services that respond to customers’ changing needs.”

•	Universal service in a liberalized environment such as Sweden is a positive experience

Erik Olsson, CEO of Posten AB, said: “In Sweden, our 13 years experience of a fully liberalized market relying on an innovative retail network that delivers to everyone to our most remote parts of the country, with no state subsidies or compensation fund, is the proof that the universal service is not at risk.”

•	Royal Mail has turned itself from a loss-making to a profitable business while facing up to the challenges that come from its market being opened to competition

Adam Crozier, CEO of Royal Mail, said: "We now face even greater challenges as we must transform what we do by modernizing and increasing our efficiency. Competition can act as a spur and help us achieve our very stretching goals - but only if we are allowed to align our prices with our costs, and if we have a fair regulatory regime which allows us the freedom needed to compete in a fully open market.”

•	Electronic substitution is a catalyst to innovation in Finland

Jukka Alho, CEO of Finland Post Corporation, said: “Postal operators need flexibility to meet the changing needs of customers and the impact of new technologies and electronic substitution on our services have been a catalyst for us to improve efficiency and productivity as well as develop a new service portfolio in areas such as e-commerce.”

•	After years of preparation, the European postal services market is now ready and should wait no longer for full opening

Klaus Zumwinkel, CEO of the Deutsche Post, said: “We are hopeful that the new directive provides postal operators with the full means to thrive in the fast evolving communications sector. Liberalisation that allows healthy competition is the only way forward. We are ready to embrace it”.

About Deutsche Post World Net – Deutsche Post World Net is the world’s leading logistics group. Its integrated Deutsche Post, DHL and Postbank companies offer tailored, customer-focused solutions for the management and transport of goods, information and payments through a global network combined with local expertise. Deutsche Post World Net is also the leading provider of Dialog Marketing services, with a unique portfolio of efficient outsourcing and system solutions for the mail business. The Group generated revenue of 56 billion euros in 2005. With currently some 500,000 employees in more than 220 countries and territories Deutsche Post World Net is one of the biggest employers worldwide. More information on www.dpwn.com .

About Finland Post Corporation – Finland Post Corporation is an intelligent logistics services company offering services for delivery, information logistics and material logistics. With a staff of around 24,000 and operations in nine countries it posted a consolidated net turnover of EUR 1.35 billion in 2005. The group's operations are organised into three business groups. Messaging provides letter, magazine/newspaper and direct-mail services in Finland. Finland Post has only nationwide delivery network in Finland, enabling to reach every Finnish consumer, company or other organisation. Operating under the name of Itella, Information Logistics provides solutions for digitising communications, ranging from digital printing, data management and e-service transaction services to direct marketing services offered to companies and other organisations. Logistics provides comprehensive services from consulting to contract logistics, including transport services, warehousing and terminal services, forwarding and customs clearance services as well as IT solutions. For more information please visit website at www.posti.fi .

About Posten AB – Posten connects people and organizations around the world by delivering mail promptly, reliably and cost-effectively. We drive value creation by combining conventional postal services and convenient electronic solutions, and integrating these services into customer businesses. With approximately 4,000 retail service outlets, we provide daily service to 4.5 million homes and 900,000 businesses in Sweden. Every day we handle close to 20 million pieces of mail. With sales of over SEK 25 billion and roughly 30,000 employees, the group is one of the largest in Sweden. The group's parent, Posten AB (publ), is wholly owned by the Swedish Government. For more information, please visit our website at www.posten.se .

About Royal Mail Group – Royal Mail Group is unique in reaching everyone in the UK through its mail, Post Office and parcels businesses – which directly employ almost 193,000 people in the UK. Every working day Royal Mail collects, processes and delivers around 84 million items to 27 million addresses for prices that are amongst the lowest in Europe; each week we serve nearly 28 million customers through our network of 14,300 Post Office branches and each year our domestic and European parcels businesses – General Logistics Systems and Parcelforce Worldwide – deliver some 337 million parcels.

18 October 2006

TNT Logistics signs a new contract with Infoglobo

The logistics operator will be responsible for newspaper material handling and distribution.

TNT Logistics Brazil has signed a 5-year contract with Infoglobo, a Globo corporation company, and the first one in Brazil in the publishing & media industry. The agreement is worth €9.4 million and 40 employees have been hired. "With InfoGlobo, TNT Logistics continues with its diversification strategy, entering into a new segment in Brazil, the publishing & media industry", says João! Guilherme Araújo, TNT Logistics Operations Director. "It is a great challenge for TNT Logistics in Brazil", he adds.

The service will be implemented in stages. During the first stage of the contract, TNT Logistics will be responsible for all material handling activities and newspaper dispatch for distribution. "Infoglobo chose TNT Logistics to operate this segment due to the capability of its employees and its expertise in operating complex supply chains", explains Marcello Moraes, the General Distribution Manager of Infoglobo. The printing centre is installed in the city of Duque de Caxias (RJ).

Starting in November, TNT Logistics will be responsible for managing newspaper distribution, including monitoring and tracking its 43 routes. TNT Logistics will use technology specifically developed by the company, such! as the MatrixTM system, which controls point to point delivery, and Orion, responsible for issuing transport documents and freight purchase control.

During this stage, TNT Logistics will also deliver around 20 thousand newspapers in 16 of the 43 distribution routes. These routes include cities in the states of Espírito Santo, Rio de Janeiro, Minas Gerais and São Paulo.

For 2007, TNT Logistics expects to increase the scope of these activities by including operations in the city of Rio de Janeiro and its metropolitan area, which houses most of the newspapers readers. "TNT Logistics is the leader in the publishing & media industry in Italy and in the UK. With Infoglobo, we increase our world services in this segment", highlights João Guilherme Araújo.

TNT

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and € 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 19 October 2006